Publication: South China Morning Post **Date:** 16 Jan 04
Page: B8 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION
DISPOSAL OF INTEREST IN
ESCOTEL MOBILE COMMUNICATIONS LIMITED

First Pacific announces that on 15th January, 2004 it entered into a legally binding agreement with the Purchaser in respect of the sale of the First Pacific Group's 49 per cent shareholding in Escotel to the Purchaser for an aggregate consideration of Rs. 700 million (approximately HK$119.9 million) payable in full in cash on completion of the sale.

Escotel is 49 per cent owned by the First Pacific Group and 51 per cent owned by the Escorts Group. Under a separate sale and purchase agreement, the Escorts Group will also simultaneously sell its 51 per cent controlling interest in Escotel to the Purchaser at a comparable price, but reflecting the controlling interest being sold by it and the additional obligations in terms of representations and warranties being assumed by the Escorts Group.

The First Pacific Group will receive Rs. 700 million (approximately HK$119.9 million) from the sale of its entire 49 per cent interest in Escotel and will be released from all of the guarantees, sureties and other security arrangements given by it in respect of the obligations of Escotel. The consideration was agreed after arms length negotiations.

Completion of the sale is expected to take place in the second quarter of 2004, but in any event no later than the date falling 150 days after the date of the SPA (or such other date as may be agreed by the parties).

The sale is a major transaction for First Pacific under the Listing Rules and, accordingly, Completion of the sale is conditional on approval by First Pacific's shareholders in general meeting.

Share Sale and Purchase Agreement dated 15th January, 2004.

Parties:

Vendors: First Pacific and its wholly owned subsidiary, PCL, in respect of their combined 49 per cent shareholding in Escotel.

Purchaser: Idea Cellular Limited, an independent third party. The Purchaser and its ultimate beneficial owners are not connected persons, under the Listing Rules, of First Pacific or any of its directors, chief executive, substantial shareholders or subsidiaries or any of their respective associates.

Escotel is also a party to this agreement.

Interest sold:

Shares representing 49 per cent of the issued share capital of Escotel, comprising the First Pacific Group's entire interest in Escotel.

Sale Price:

Rs. 700 million (approximately HK$119.9 million) for 49 per cent of Escotel.

Payment Terms:

Entire consideration to be paid in cash (in Indian Rupees) on Completion.

Completion Date:

Completion will occur not later than five business days following the date on which the conditions precedent to Completion, referred to below, are fulfilled. Completion is expected to take place in the second quarter of 2004 and, in any event, no later than the date falling 150 days after the date of the SPA (or such other date as may be agreed by the parties).

Simultaneous sale of Escorts Group's interest in Escotel:

Under separate agreements with the Purchaser, the Escorts Group will also sell on Completion its 51 per cent controlling shareholding in Escotel to the Purchaser, at a comparable price but which reflects the controlling interest in Escotel being sold by the Escorts Group and the additional obligations in terms of representations and warranties being assumed by the Escorts Group in the transaction. The Escorts Group is also selling its interest in ETL to the Purchaser under those agreements. ETL is a separate subsidiary of the Escorts Group, unrelated to Escotel or the First Pacific Group, owning and operating other telecommunications ventures in India.

Conditions Precedent to Completion:

Completion is conditional upon the fulfilment of the following conditions precedent:-

(i) the representations and warranties given by parties to the SPA remaining accurate and each of the parties having complied with their respective obligations under the SPA up to Completion;

(ii) the Sellers having received all necessary corporate approvals (including any necessary approval by their respective shareholders) in connection with the transactions contemplated by the SPA having been obtained;

(iii) all governmental and regulatory approvals required in connection with the completion of the transactions contemplated by the SPA, including any approvals required from the Reserve Bank of India, having been obtained;

(iv) the Purchaser having received the approval of its lenders to purchase the Escotel shares;

(v) Escotel having entered into a depositary agreement dematerializing the shares to be sold under the SPA;

(vi) the unconditional release of the First Pacific Group and the Escorts Group, from all their respective obligations under all guarantees, sureties and other security arrangements given or arranged by them in relation to the business and operations of Escotel; and

(vii) the conditions precedent to completion of the sale and purchase of the Escorts Group's 51 per cent interest in Escotel to the Purchaser, and its interest in ETL, having been fulfilled.

Conditions precedent may be waived by the party having the benefit of the relevant condition. The Sellers do not have any present intention to waive the conditions precedent and are not aware of any present intention on the part of the Purchaser to do so. If these conditions have not been satisfied or waived and completion has not occurred by the date falling 150 days after the date of the SPA and the parties have not agreed to allow more time for the conditions to be satisfied, the SPA may be terminated by either party. The SPA does not provide for the payment of damages on such termination.

Other Material Terms:

Other material terms of the SPA include the following:-

(i) With effect from the date of the SPA, the Purchaser will provide interim financing to Escotel, without recourse to the First Pacific Group, in an amount of up to Rs. 710 million (approximately HK$121 million) to meet Escotel's ongoing operational needs.

(ii) The SPA provides for transitional management arrangements and customary restrictions on the business and operations of Escotel, during the period between the date of the SPA and Completion.

(iii) The SPA contains representations and warranties from the First Pacific Group in relation to the ownership and status of its shareholding in, and related shareholder advances made to, Escotel; however, all representations and warranties in relation to Escotel's operations, business and assets are given by the Escorts Group and not by the First Pacific Group.

(iv) Prior to completion, the Sellers will assign to the Escorts Group, for a nominal consideration, an aggregate amount of subordinated shareholders advances made to Escotel of Rs. 881 million (approximately HK$150.9 million). It is anticipated that, as part of the arrangements between the Purchaser and the Escorts Group in relation to the sale of the Escorts Group's controlling interest in Escotel to the Purchaser, these advances will be restructured after completion of the SPA. The indebtedness will continue to be subordinated but will be repayable in or after the year 2013.

Information relating to the Purchaser and Escorts

The Purchaser is one of the major mobile telecommunications operators in India, and is an independent third party which is not a connected person, under the Listing Rules, of First Pacific or any of its directors, chief executive, substantial shareholders or subsidiaries or any of their respective associates.

Escorts is a company incorporated in India, the shares of which are listed on the Bombay Stock Exchange. It is one of India's major industrial houses with interests in agri-machinery, telecommunications, healthcare and financial services. Save for the Escorts Group's 51 per cent interest in Escotel and associated management rights conferred by that interest, the Escorts Group is an independent third party and not a connected person, under the Listing Rules, of First Pacific or any of its directors, chief executive, substantial shareholders or subsidiaries or any of their respective associates.

Information relating to Escotel and its business

Escotel is currently the seventh largest of the twelve mobile telecommunications operators in India, with approximately 826,000 customers as at 31st December, 2003. Escotel is based in New Delhi and operates mobile digital cellular telephone services on GSM networks. Escotel's losses for the year ended 31st December, 2002 were US$13.4 million (approximately HK$104.5 million), and for the year ended 31st December, 2001 were US$22.4 million (approximately HK$174.7 million). The net asset value of Escotel as shown in Escotel's balance sheet as at 31st December, 2002 was negative US$324.9 million (approximately HK$2.5 billion).

Reasons for the sale and intended use of proceeds

Although First Pacific remains committed to the Asian telecommunications sector, which will remain a core business of the First Pacific Group, the Board considers that the First Pacific Group's resources would be more profitably employed in markets where First Pacific's operations can attain market leadership positions which are unlikely to be achievable in the increasingly competitive Indian mobile telecommunications market. In view of the highly competitive environment of the Indian mobile telecommunications market and the consolidation which is occurring amongst operators in that market, the Board believes that increased shareholder value for First Pacific's shareholders can best be achieved by a disposal of its interest in Escotel at this time. It is intended to use the proceeds of the sale for general corporate and working capital purposes.

General

As at 31st December, 2002 (the date of First Pacific's latest available audited accounts), the net tangible asset value of First Pacific was negative US$71.2 million (HK$555.4 million). Accordingly, the transaction is a major transaction for First Pacific under the Listing Rules and Completion of the transaction is conditional on approval by First Pacific's shareholders in general meeting. A circular, containing the information required in relation to a major transaction and convening a meeting of First Pacific's shareholders to consider the transaction, will be dispatched to First Pacific's shareholders in accordance with the provisions of the Listing Rules. The transaction is a major transaction under the Listing Rules for First Pacific as a result of First Pacific's negative net tangible assets.

Definitions

In this Announcement the following terms and expressions have the respective meanings set opposite below:-

"Escorts"	Escorts Limited, a company established under the laws of India;
"Escotel"	Escotel Mobile Communications Limited, a company established under the laws of India;
"ETL"	Escorts Telecommunications Limited, a company established under the laws of India;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"First Pacific"	First Pacific Company Limited;
"Rs."	Indian Rupees, the lawful currency of India;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PCL"	Personal Communications (Mauritius) Limited, a company established under the laws of Mauritius and a wholly owned subsidiary of First Pacific;
"Purchaser"	Idea Cellular Limited, a company established under the laws of India;
"Sellers"	First Pacific and PCL; and
"SPA"	the Share Sale and Purchase Agreement dated 15th January, 2004 referred to in this announcement.

For illustration purposes, translations of amounts have been made on an approximate basis at the rates of US$1=HK$7.8=Rs. 45.53. Percentages, and figures expressed in billions and millions, have been rounded. All such translations have been made on an approximate basis and are subject to rounding.

By Order of the Board
Nancy L.M. Li
Company Secretary

15th January, 2004, Hong Kong